Exhibit (d) (32)

WEX Inc.

97 Darling Avenue

South Portland, ME 04106

December 30, 2021

Jennifer Kimball

***Redacted***

Dear Jennifer:

I am delighted to offer you the position of Interim Chief Financial Officer for WEX Inc. and its subsidiaries (Interim CFO), subject to approval by the Company’s Board of Directors, reporting to Melissa Smith while we conduct an external search for a permanent CFO replacement. You will assume the Interim CFO role, in addition to your current role as the Company’s Chief Accounting Officer. Further it is anticipated that the Board of Directors will appoint you as WEX’s Principal Financial Officer and Principal Accounting Officer for regulatory purposes. Following is a summary of your proposed compensation, subject to approval by the Leadership Development and Compensation Committee:

Start Date:	Subject to Board approval, your additional position and title are effective for the pay period starting on January 1, 2022. You acknowledge that the Company has commenced a search for a permanent Chief Financial Officer. You will take all requested steps to relinquish the Interim CFO title for WEX Inc. and its subsidiaries, effective the first day of employment of such permanent CFO. Upon such event you will retain your role as Chief Accounting Officer and report to the permanent CFO.

Interim Base Salary:	Your base annual salary during the time as Interim Chief Financial Officer and Chief Accounting Officer will be $400,000. Your estimated bi-weekly pay will be $15,384.62, less applicable taxes and withholdings.

Interim Annual Incentive:	You will continue to be eligible to participate in the Company’s Short-Term Incentive Bonus Program (STIP). Your new target bonus while in the position of Interim CFO will be at 75% of base salary at target performance with the opportunity to range from 0 – 200% based on the achievement of WEX’s annual Strategic Objectives (as determined and approved by the Company and approved by the Board in their sole discretion). STIP payouts typically occur in March of each year, provided you are an active employee at the time of payment.

Incentive for Interim Role:	Subject to approval of the Board, you will be granted a one-time transition equity award of restricted stock units (RSUs) with a fair market value on the date of grant of $350,000 on March 15, 2022 (the “RSU Award”) and in accordance with the Company’s equity award process. The close price on the date of grant will be used to determine the number of RSUs. The RSU Award will ratably vest 1/3 per year for three years on the anniversary of date of grant, and will be subject to the terms and conditions of WEX’s Amended and Restated 2019 Equity and Incentive Plan, as amended, and the applicable unit award agreement(s) (collectively, the “Plan”). At grant, you will receive a separate memorandum and unit award agreement outlining the award, and requiring your acknowledgement and acceptance.

WEX Inc.

97 Darling Avenue

South Portland, ME 04106

Equity:	You will be eligible to participate in the Company’s Long Term Incentive Plan program (LTIP) in accordance with the Company’s equity awards process. Your prior year award was $275,000. Your award amount for 2022 will be communicated during the annual grant cycle. Annual equity awards, are typically granted in March of each year, in accordance with the Company’s equity awards process.

At-Will Employment:	This letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter WEX’s policy of employment at-will, under which both you and the Company remain free to terminate the employment relationship, with or without cause, at any time, with or without notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time at the Company’s discretion, the “at-will” nature of your employment may only be changed by a written employment agreement signed by you and the CEO which expressly states the intention to modify the at-will nature of your employment. Notwithstanding the foregoing, your relinquishment of the Interim CFO position as contemplated above due to the Company’s hiring of a permanent CFO shall not be considered a termination or break in service for any equity or other Company plans.

I look forward to your continued success as a member of the WEX Leadership Team.

Sincerely,

Melissa D. Smith

Chief Executive Officer

My signature below indicates that I received, agree and accept the terms of my at-will employment by the Company, as outlined above.

12/30/2021
Jennifer Kimball	Date